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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Energy Exploration Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723473104

(Cusip Number)

May 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 723473104

1.	Name of Reporting Person: Stephens Group, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: HC

13G
CUSIP No. 723473104

1.	Name of Reporting Person: SFD Investment LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Arkansas, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: 00

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A
Item 8. Identification and Classification of Members of the Group N/A
Item 9. Notice of Dissolution of Group N/A
Item 10. Certification. N/A
SIGNATURE

CUSIP NO. 723473104

Item 1.

(a)	Name of Issuer: Energy Exploration Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 700 Phoenix Place 840 7th Avenue, S.W. Calgary, Alberta, Canada T2P 3G2

Item 2.

(a)	Name of Person Filing:

Stephens Group, Inc. SFD Investment LLC

(b)	Address of Principal Business Office or, if none, Residence

111 Center Street Little Rock, Arkansas 72201

(c)	Citizenship:Arkansas, USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 723473104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group N/A

Item 9. Notice of Dissolution of Group N/A

Item 10. Certification. N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

Stephens Group, Inc.
and
SFD Investment LLC

By:	/s/ Warren A. Stephens

Warren A. Stephens, President of Stephens Group, Inc., on its own behalf and as manager of SFD Investment LLC